Filed by URS Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Washington Group International , Inc.

Commission File No. of Subject Company: 001-12054
[The following Washington Group Acquisition Briefing talking points were sent to URS Corporation managers.]

Washington Group Acquisition Briefing
General Information
•	On May 28, URS announced that it had signed a definitive agreement with Washington Group International, Inc.—a leading provider of engineering and construction services with approximately 25,000 employees in 30 countries worldwide—under which URS will acquire Washington Group.
•	The agreement was approved unanimously by both the URS and Washington Group Boards of Directors.
•	The transaction will bring together two world-class organizations to create a diversified, new competitor in the E&C market.
•	Combined, URS and Washington Group will be the 4th largest public engineering and construction company. Based on the guidance issued by both companies for 2007, we estimate that the combined entity would have pro forma 2007 revenues of approximately $8.6 billion.
•	The transaction will position URS to meet the increasing demand among our clients for “single-source” providers of engineering and construction services.
•	The acquisition of Washington Group should significantly enhance our scale, geographic reach and technical capabilities in key high-growth markets, as well as our ability to globally perform large and complex assignments.
•	Our announcement represents just the beginning of the acquisition process. While we expect the transaction to close in the second half of 2007, it is still subject to customary regulatory and stockholder approvals.
•	When the acquisition is completed, Washington Group will operate as the Washington Division of URS Corporation in much the same way as our URS and EG&G Divisions operate today.
Advantages for Clients
•	The acquisition of Washington Group will enable URS to meet our clients’ needs through the entire lifecycle of a project—from planning and design through construction to operations and maintenance.
•	The acquisition will enhance URS’ capabilities in the growing infrastructure and power markets.
•	In the infrastructure market, the addition of Washington Group to the URS organization will enable the Company to address more fully the growing demand for design-build and turn-key services on large scope projects in the transportation, water/wastewater and the public facilities engineering and construction (E&C) markets.

•	In the power market, the combined company will offer a full range of integrated E&C services for coal-fired, gas and nuclear plants.
•	The combined company will have the largest number of nuclear scientists and engineers in our industry, enabling us to meet the anticipated resurgence in investment in nuclear energy facilities as a clean energy alternative.
•	The acquisition will enable URS to offer turn-key solutions for power plant construction and FGD emissions control projects, and in renewable energy sources.
•	The addition of Washington Group to our organization builds on our capabilities and resources in the federal market and should allow us to benefit from the growth in outsourcing.
•	The combined company is expected to be a top tier U.S. federal government contractor with an enhanced position within the Department of Defense and a market leadership position within the Department of Energy.
•	The combined company will have a larger international presence, enhancing our ability to win new assignments in support of Department of Defense contingency operations overseas.
•	With the addition of Washington Group, we expect to be a leader in the disposal of chemical, biological, radiological and nuclear weapons.
Advantages for Employees
•	We believe that URS and Washington Group are a logical fit, not only from a business perspective, but culturally as well. Our two companies share similar values and management philosophies focused on dedication, operational excellence, safety, and customer service.
•	As part of a strong, global company that serves a diverse range of markets, employees will enjoy opportunities to work on some of the most interesting, complex and challenging projects in the world.
•	We believe that the combined company will offer unparalleled career opportunities to our employees, opening up new career paths that few firms in our industry can offer.
•	Both URS and Washington Group are committed to investing in our most important assets, our employees, through training and other career development programs.
•	Until the acquisition is completed, URS and Washington Group will remain independent companies and all interactions with Washington Group and its employees must be governed by the same standards that apply to our interactions with any other competitor.
•	URS is committed to keeping you informed of key developments as we move through this process and will be posting information regularly on The Sourse.
•	One of the most important things we can all do at this time of transition is to stay focused on our jobs and on delivering the high standard of service our customers have come to expect.

•	Thank you for your continued dedication and commitment. Your hard work in building URS has made this exciting growth opportunity possible.
# # #
Additional Information and Where to Find It
In connection with the proposed transaction, URS Corporation and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC’), including the filing by URS of a registration statement on Form S-4, and the filing by URS and Washington Group International, Inc. of a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.
URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.
Forward-Looking Statements
Statements contained in this communication that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future financial results, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to stockholders and employees and future economic and industry conditions. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s ability to win or renew contracts; the Company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS’ Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. The Company assumes any obligation to update any forward-looking statements.